Exhibit 99.1

A2Z Smart Technologies Announces Private Placement of US$2,604,000

TEL AVIV, ISRAEL. March 13, 2023 - A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (TSXV:AZ) (NASDAQ: AZ), today announced the depositing of funds into escrow of a private placement (the “Offering”) of 1,783,561 units (the “Units”) at a price of US$1.46 (CAD$1.95) per Unit, for gross proceeds of US$2,604,000 (the “Gross Proceeds”). Each Unit is composed of one common share of the Company and one-half of one common share purchase warrant (each whole warrant a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Company (each a “Warrant Share”), upon payment to the Company of CAD$2.35 (US$1.75) per Warrant Share for a period of 24 months following receipt of final TSX Venture Exchange approval. The Company expects to pay finder’s fees in association with the Offering, payable in cash, of up to 8% of the Gross Proceeds, and will issue that number of warrants to such finder’s as is equal to 8% of the Units sold (the “Finder Warrants”). Each Finder Warrant will be exercisable into an additional Warrant upon payment of CAD$2.35 (US$1.75) per Warrant.

The intended principal uses of proceeds of the Offering is the continued development and expansion of existing business and for working capital purposes.

Closing of the Offering and release of the funds from escrow are conditional on receipt of all regulatory approvals including the approval of the TSXV.

About A2Z

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.